                                                             -------------------------------
                                                                      OMB APPROVAL
                                                             -------------------------------
                                 UNITED STATES               OMB Number:          3235-0145
                       SECURITIES AND EXCHANGE COMMISSION    Expires:      October 31, 2002
                             Washington, D.C. 20549          Estimated average burden
                                                             hours per response.......14.90
                                                             -------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*

                         PLUM CREEK TIMBER COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    729251108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John H. Scully
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                 Phillip Gordon
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 5, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 ---------------------------------------------------                      ----------------------------------------------------------
 CUSIP No. 729251108                                                          Page 2 of 15 Pages
 ---------------------------------------------------                      ----------------------------------------------------------


 -----------------------------------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        PCMC Intermediate Holdings, L.P.
 -----------------------------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                     (a) [_]
                                                                                                                             (b) [X]
 -----------------------------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

 -----------------------------------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS:  Not Applicable

  ----------------------------------------------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

  ----------------------------------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

  ----------------------------------------------------------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         16,961,942 common stock (1)
     NUMBER OF      ----------------------------------------------------------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
       EACH         ----------------------------------------------------------------------------------------------------------------
     REPORTING      9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              16,961,942 common stock (1)
                    ----------------------------------------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         -0-
  ----------------------------------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,961,942 common stock (1)
  ----------------------------------------------------------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                        [_]

  ----------------------------------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.3% common stock
  ----------------------------------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON:  PN

  ----------------------------------------------------------------------------------------------------------------------------------



FOOTNOTES TO FACING SHEET FOR PCMC INTERMEDIATE HOLDINGS, L.P.
(1) Power is exercised through its sole general partner, PC Advisory Partners I, L.P.


                                                 SCHEDULE 13D

 ---------------------------------------------------                       ---------------------------------------------------------
 CUSIP No. 729251108                                                          Page 3 of 15 Pages
 ---------------------------------------------------                       ---------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        PC Advisory Partners I, L.P.
 -----------------------------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                     (a) [_]
                                                                                                                             (b) [X]
 -----------------------------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY
 -----------------------------------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS:  Not Applicable
 -----------------------------------------------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                      |_|
 -----------------------------------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
 -----------------------------------------------------------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         17,133,275 common stock (1) (2)
                    ----------------------------------------------------------------------------------------------------------------
     NUMBER OF      8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY          -0-
     OWNED BY       ----------------------------------------------------------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON             17,133,275 common stock (1) (2)
       WITH         ----------------------------------------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         -0-
 -----------------------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,133,275 common stock (1) (2)
 -----------------------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                        [_]

 -----------------------------------------------------------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.4% common stock
 -----------------------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON:  PN

 -----------------------------------------------------------------------------------------------------------------------------------



FOOTNOTES TO FACING SHEET FOR PC ADVISORY PARTNERS I, L.P.
(1) Solely in its capacity as the sole general partner of PCMC Intermediate Holdings, L.P. with respect to 16,961,942 shares of common stock. PC Advisory Partners I, L.P. directly holds 171,333 shares of common stock.
(2)  Power is exercised through its sole general partner, PC Advisory Corp I.


                                                         SCHEDULE 13D

 ---------------------------------------------------                       ---------------------------------------------------------
 CUSIP No. 729251108                                                          Page 4 of 15 Pages
 ---------------------------------------------------                       ---------------------------------------------------------


 -----------------------------------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        PC Advisory Corp. I
 -----------------------------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                     (a) [_]
                                                                                                                             (b) [X]
 -----------------------------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

 -----------------------------------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS:  Not Applicable

 -----------------------------------------------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

 -----------------------------------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

 -----------------------------------------------------------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         17,133,275 common stock (1)
                    ----------------------------------------------------------------------------------------------------------------
     NUMBER OF      8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY          -0-
     OWNED BY       ----------------------------------------------------------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON             17,133,275 common stock (1)
       WITH         ----------------------------------------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         -0-
 -----------------------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,133,275 common stock (1)

 -----------------------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                        [_]

 -----------------------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.4% common stock

 -----------------------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON:  CO

 -----------------------------------------------------------------------------------------------------------------------------------


FOOTNOTES TO FACING SHEET FOR PC ADVISORY CORP I.
(1) Solely in its capacity as the general partner of PC Advisory Partners I, L.P.

                                                         SCHEDULE 13D

 ---------------------------------------------------                       ---------------------------------------------------------
 CUSIP No. 729251108                                                          Page 5 of 15 Pages
 ---------------------------------------------------                       ---------------------------------------------------------


 -----------------------------------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        John H. Scully
 -----------------------------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                     (a) [_]
                                                                                                                             (b) [X]
 -----------------------------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

 -----------------------------------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS:  Not Applicable

 -----------------------------------------------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

 -----------------------------------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION: USA

 -----------------------------------------------------------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         8,126 common stock (2)
                    ----------------------------------------------------------------------------------------------------------------
     NUMBER OF      8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY          17,133,275 common stock (1)
     OWNED BY       ----------------------------------------------------------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON             8,126 common stock (2)
       WITH         ----------------------------------------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         17,133,275 common stock (1)
 -----------------------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,141,401 common stock (1)(2)

 -----------------------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                        [_]

 -----------------------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.4% common stock

 -----------------------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON:  IN

 -----------------------------------------------------------------------------------------------------------------------------------





FOOTNOTES TO FACING SHEET FOR JOHN H. SCULLY.
(1) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I with respect to 17,133,275 shares of common stock.
(2) 5,000 shares of common stock are held in a self-administered D.L.&W., Inc., Basic Profit Sharing Retirement Plan.

                                                          SCHEDULE 13D

 ---------------------------------------------------                       ---------------------------------------------------------
 CUSIP No. 729251108                                                          Page 6 of 15 Pages
 ---------------------------------------------------                       ---------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        William E. Oberndorf
 -----------------------------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                     (a) [_]
                                                                                                                             (b) [X]
 -----------------------------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

 -----------------------------------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS:  Not Applicable

 -----------------------------------------------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                     [_]

 -----------------------------------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

 -----------------------------------------------------------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         3,606 common stock
                    ----------------------------------------------------------------------------------------------------------------
     NUMBER OF      8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY          17,133,275 common stock (1)
     OWNED BY       ----------------------------------------------------------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON             3,606 common stock
       WITH         ----------------------------------------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         17,133,275 common stock (1)
 -----------------------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,136,881 common stock

 -----------------------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                        [_]

 -----------------------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.4% common stock

 -----------------------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON:  IN

 -----------------------------------------------------------------------------------------------------------------------------------


FOOTNOTES TO FACING SHEET FOR WILLIAM E. OBERNDORF.
(1) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I with respect to 17,133,275 shares of common stock.

                                                        SCHEDULE 13D

 ---------------------------------------------------                       ---------------------------------------------------------
 CUSIP No. 729251108                                                          Page 7 of 15 Pages
 ---------------------------------------------------                       ---------------------------------------------------------


 -----------------------------------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        William J. Patterson
 -----------------------------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                     (a) [_]
                                                                                                                             (b) [X]
 -----------------------------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

 -----------------------------------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS:  Not Applicable

 -----------------------------------------------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

 -----------------------------------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

 -----------------------------------------------------------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         3,355 common stock
                    ----------------------------------------------------------------------------------------------------------------
     NUMBER OF      8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY          17,133,275 common stock (1)
     OWNED BY       ----------------------------------------------------------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON             3,355 common stock
       WITH         ----------------------------------------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         17,133,275 common stock (1)
 -----------------------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,136,630 common stock (1)

 -----------------------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                        [_]

 -----------------------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.4% common stock

 -----------------------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON:  IN

 -----------------------------------------------------------------------------------------------------------------------------------



FOOTNOTES TO FACING SHEET FOR WILLIAM J. PATTERSON.
(1) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I with respect to 17,133,275 shares of common stock.

     This Amendment No. 3 amends the Schedule 13D (the "Original Schedule 13D") filed with the Securities Exchange Commission ("SEC") on July 13, 1999. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

          Item 1 is amended and restated in its entirety as follows:

          This statement relates to the shares of common stock, par value $.01 per share ("Common Stock" or "Shares") of Plum Creek Timber Company, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 999 Third Avenue, Suite 2300, Seattle, Washington 98104-4095.

ITEM 2.   IDENTITY AND BACKGROUND.

          No Change.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is amended and restated in its entirety as follows:

          On July 1, 1999, ownership interests in Plum Creek Timber Company, L.P. (the "Partnership") were converted (the "Conversion") into ownership interests in the Issuer, through the merger of the Partnership with and into an entity, which is a wholly-owned, indirect subsidiary of the Issuer, pursuant to an Agreement and Plan of Conversion dated as of June 5, 1998 and amended on July 17, 1998 (the "Conversion Agreement"). In the Conversion, (i) each of the public unitholders of the Partnership received a shares of common stock of the Issuer for each unit of the Partnership held by such unitholder; and (ii) Plum Creek Management Company, L.P. ("PCMC") relinquished its general partner interest in the Partnership and its interests in Plum Creek Manufacturing, L.P. and Plum Creek Marketing, Inc. and in consideration thereof, the partners of PCMC (which are Holdings and PC Advisory Partners) received equity interests aggregating to 27% of the Issuer's outstanding equity interests at the time of the Conversion. Specifically, Holdings received 16,333,722 shares of Common Stock of the Issuer (26.0% of the outstanding Common Stock at the time of the Conversion) and 628,220 shares of special voting stock, par value $.01 per share ("Special Voting Stock") of the Issuer (99.0% of the then-outstanding Special Voting Stock), and PC Advisory Partners received 164,987 shares of Common Stock (0.26% of the outstanding Common Stock at the time of the Conversion) and 6,346 shares of Special Voting Stock (1.0% of the then-outstanding Special Voting Stock).

          Pursuant to a Voting Agreement and Consent dated as of July 18, 2000 by and among the Issuer, Georgia-Pacific Corporation, a Georgia corporation ("Georgia Pacific"), PC Advisory Partners and Holdings (the "Original Voting Agreement"), as amended by Amendment No. 1 to Voting Agreement and Consent, dated as of June 12, 2001 by and among the Issuer, Georgia-Pacific and the other persons set forth on the signature pages thereof (the "June 2001 Amendment" and, together with the Original Voting Agreement, the "Voting Agreement"), each of PC Advisory Partners and Holdings agreed, and each of JHS, WEO and WJP consented, to convert each share of Special Voting Stock held by PC Advisory Partners and Holdings into one share of Common Stock immediately prior to the merger of six wholly-owned subsidiaries of Georgia-Pacific with and into the Issuer (the "Merger"). In accordance with the Voting Agreement, on October 5, 2001, Holdings surrendered a certificate representing 628,220 shares of Special Voting Stock and received 628,220 shares of Common Stock and PC Advisory Partners surrendered a certificate representing 6,346 shares of Special Voting Stock and received 6,346 shares of

Common Stock. Following such conversion, Holdings directly owned 16,961,942 shares of Common Stock (9.3% of the outstanding Common Stock immediately following the Merger) and PC Advisory Partners directly owned 171,333 shares of Common Stock (0.1% of the outstanding Common Stock immediately following the Merger).

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended and restated in its entirety as follows:

          The Reporting Persons originally acquired the Shares reported herein for investment purposes and to influence the direction and management of the Issuer. Each Reporting Person evaluates on an ongoing basis the Issuer's financial condition, business operations and prospects, the market price of the Issuer's common stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. The Reporting Persons may dispose of shares of Common Stock, which may be effected at any time and from time to time through market transactions, underwritten offerings, block trades, privately negotiated transactions or otherwise.

          In accordance with the Voting Agreement, PC Advisory Partners and Holdings (i) voted the Shares to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of July 18, 2000, by and among the Issuer, Georgia-Pacific and North American Timber Corp., NPI Timber, Inc., GNN Timber, Inc., LRFP Timber, Inc., and NPC Timber, Inc., each a wholly owned subsidiary of Georgia-Pacific; (ii) voted the Shares to approve the Merger; (iii) voted the Shares to approve the other transactions contemplated thereby, including, without limitation, the amendments to the Certificate of Incorporation as contemplated by the Merger Agreement and the taking of any actions necessary or appropriate in furtherance thereof; and (iv) voted the Shares to eliminate the Issuer's staggered board of directors. In addition, pursuant to the Voting Agreement, each of PC Advisory Partners, Holdings, JHS, WEO and WJP agreed to permanently and irrevocably waive, simultaneously with the consummation of the Merger, any and all rights to designate any nominees to the board of directors of the Issuer under the Conversion Agreement. The description of the Voting Agreement contained in this Amendment No. 3 to Schedule 13D is qualified in its entirety by reference to the text of such agreement, the Original Voting Agreement having been previously filed as Exhibit 4 to this Schedule 13D and the June 2001 Amendment having been previously filed as Exhibit 5 to this Schedule 13D, both of which are incorporated herein by reference.

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended and restated in its entirety as follows:

         (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having approximately 181,926,000 shares of Common Stock outstanding as of October 9, 2001, as indicated by the Issuer in its Form 8-A/A filed with the SEC on October 9, 2001.

          Holdings

          The aggregate number of Shares that Holdings owns directly is 16,961,942 shares of Common Stock which constitutes approximately 9.3% of the shares of Common Stock outstanding.

          PC Advisory Partners

          Individually, and because of its position as the sole general partner of Holdings, PC Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,133,275 shares of Common Stock, which constitutes approximately 9.4% of the shares of Common Stock outstanding.

          PC Advisory Corp

          Because of its position as the general partner of PC Advisory Partners, PC Advisory Corp may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,133,275 shares of Common Sock, which constitutes approximately 9.4% of the shares of Common Stock outstanding.

          JHS

          Individually and because of his position as a control person of PC Advisory Corp, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,141,401 shares of Common Stock, which constitutes approximately 9.4% of the shares of Common Stock outstanding.

          WEO

          Individually and because of his position as a control person of PC Advisory Corp I, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,136,881 shares of Common Stock, which constitutes approximately 9.4% of the shares of Common Stock outstanding.

          WJP

          Individually and because of his position as a control person of PC Advisory Corp, WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner or 17,136,630 shares of Common Stock, which constitutes approximately 9.4% of the shares of Common Stock outstanding.

          To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any shares.

          (b)

          Holdings

          Holdings has the sole power to vote and the sole power to dispose of all of the 16,961,942 shares of Common Stock owned directly by Holdings, which constitutes approximately 9.3% of the shares of Common Stock outstanding.

          PC Advisory Partners

          Individually, and because of its position as the sole general partner of Holdings, PC Advisory Partners has the sole power to vote and the sole power to dispose of all of the 17,133,275 shares of Common Stock owned directly by PC Advisory Partners and Holdings, which constitutes approximately 9.4% of the shares of Common Stock outstanding.

          PC Advisory Corp

          Because of its position as the general partner of PC Advisory Partners, PC Advisory Corp has the sole power to vote and the sole power to dispose of all of the 17,133,275 shares of Common

Stock owned directly by PC Advisory Partners and Holdings, which constitutes approximately 9.4% of the shares of Common Stock outstanding.

     JHS

     Individually JHS has the sole power to vote and the sole power to dispose of 8,126 shares of Common Stock and because of his position as a control person of PC Advisory Corp, JHS may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and the shared power to dispose of 17,133,275 shares of Common Stock, which, in the aggregate, constitutes approximately 9.4% of the shares of Common Stock outstanding.

     WEO

     Individually WEO has the sole power to vote and the sole power to dispose of 3,606 shares of Common Stock and because of his position as a control person of PC Advisory Corp I, WEO may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and the shared power to dispose of 17,133,275 shares of Common Stock, which, in the aggregate, constitutes approximately 9.4% of the shares of Common Stock outstanding.

     WJP

     Individually WJP has the sole power to vote and the sole power to dispose of 3,355 shares of Common Stock and because of his position as a control person of PC Advisory Corp, WJP may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and the shared power to dispose of 17,133,275 shares of Common Stock, which, in the aggregate, constitutes approximately 9.4% of the shares of Common Stock outstanding.

     (c) As described in Item 3, on October 5, 2001, Holdings converted its 628,220 shares of Special Voting Stock into 628,220 shares of Common Stock and PC Advisory Partners converted its 6,346 shares of Special Voting Stock into 6,346 shares of Common Stock. Following this conversion, Holdings directly owns 16,961,942 shares of Common Stock (9.3% of the outstanding Common Stock) and PC Advisory Partners directly owns 171,333 shares of Common Stock (0.1% of the outstanding Common Stock). To the best of the knowledge of each of the Reporting Persons, except as set forth in this Item 5(c), none of the Reporting Persons has effected any transactions in Shares since the most recent filing on Schedule 13D.

     (d) Each of the Reporting Person affirms that except as otherwise described herein, no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sales of, the Shares owned by such Reporting Person.

     (e) Not applicable.


ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is amended and restated in its entirety as follows:

     Holdings, PC Advisory Partners and the Issuer are parties to a Registration Rights Agreement dated as of July 1, 1999, pursuant to which Holdings and PC Advisory Partners have certain registration rights pertaining to the shares of Common Stock owned by them.

     Except as set forth herein and in the Exhibits filed herewith or with the Original Schedule 13D, Amendment No. 1 to Schedule 13D or Amendment No. 2 to
Schedule 13D, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of
Schedule 13D of the Act with respect to the Shares owned by the Reporting
Persons.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit   Document Description
     -------   --------------------
     A         Agreement pursuant to Rule 13d-1(k)(1)(iii)

     1 Certificate of Incorporation (incorporated by reference to Exhibit 1 of the Original Schedule 13D filed on July 13, 1999)

     2 Conversion Agreement (incorporated by reference to Exhibit 2 of the Original Schedule 13D filed on July 13, 1999)

     3         Registration Rights Agreement (incorporated by reference to
               Exhibit 3 of the Original Schedule 13D filed on July 13, 1999)

     4 Voting Agreement and Consent dated July 18, 2000 (incorporated by reference to Exhibit 4 of Amendment No. 1 to Schedule 13D filed July 27, 2000)

     5         Amendment No. 1 to Voting Agreement and Consent, dated
               June 12, 2001 (incorporated by reference to Exhibit 5 of
               Amendment No. 2 to Schedule 13D filed September 13, 2001)


                                   SIGNATURES

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October 9, 2001

/s/ Phillip Gordon
------------------------------
Phillip Gordon

Attorney-in-Fact for:

PCMC INTERMEDIATE HOLDINGS, L.P. (1)
PC ADVISORY PARTNERS I, L.P. (2)
PC ADVISORY CORP. I (3)
JOHN H. SCULLY (4)
WILLIAM E. OBERNDORF (5)
WILLIAM J. PATTERSON (6)

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
     (1)  A Power of Attorney authorizing Phillip Gordon to act on behalf of
          PCMC Intermediate Holdings, L.P. was filed with the Securities and
          Exchange Commission as Exhibit B-1 to the Schedule 13D amendment filed on September 13, 2001.

     (2)  A Power of Attorney authorizing Phillip Gordon to act on behalf of PC
          Advisory Partners I, L.P. was filed with the Securities and Exchange
          Commission as Exhibit B-2 to the Schedule 13D amendment filed on September 13, 2001.

     (3)  A Power of Attorney authorizing Phillip Gordon to act on behalf of PC
          Advisory Corp. I was filed with the Securities and Exchange Commission as Exhibit B-3 to the Schedule 13D amendment filed on September 13, 2001.

     (4) Power of Attorney authorizing Phillip Gordon to act on behalf of John H. Scully was filed with the Securities and Exchange Commission in connection with a Schedule 13D filed on September 18, 1992.

     (5) A Power of Attorney authorizing Phillip Gordon to act on behalf of William E. Oberndorf was filed with the Securities and Exchange
          Commission in connection with a Schedule 13D filed on September 18, 1992.

     (6) A Power of Attorney authorizing Phillip Gordon to act on behalf of William J. Patterson was filed with the Securities and Exchange
          Commission in connection with a Schedule 13D filed on September 18, 1992.


                                              EXHIBIT INDEX


Exhibit           Document Description
-------           --------------------
   A              Agreement Pursuant to Rule 13d-1(k)(1)(iii)

   1              Certificate of Incorporation (incorporated by reference to Exhibit 1 of the Original Schedule
                  13D filed on July 13, 1999)

   2              Conversion Agreement (incorporated by reference to Exhibit 2 of the Original Schedule 13D filed on July 13, 1999)

   3              Registration Rights Agreement (incorporated by reference to Exhibit 3 of the Original
                  Schedule 13D filed on July 13, 1999)

   4              Voting Agreement and Consent dated July 18, 2000 (incorporated by reference to Exhibit 4 of
                  Amendment No. 1 to Schedule 13D filed July 27, 2000)

   5              Amendment No. 1 to Voting Agreement and Consent, dated June 12, 2001 (incorporated by reference to Exhibit 5 of Amendment No. 2 to Schedule 13D filed September 13, 2001)